

For Immediate Release   Exhibit 99.1

Contact: Mark H. Collin
                Phone: 603-773-6612
                Fax: 603-773-6605
                Email: collin@unitil.com

Unitil Reports Second Quarter Earnings

Hampton, NH – July 29, 2004: Unitil Corporation (AMEX: UTL) ([www.unitil.com)](www.unitil.com) today announced net income of $1.5 million for the second quarter of 2004. Through the first six months of 2004, net income was $4.3 million, an increase of 10% over the same period in 2003.

Earnings per common share were $0.28 for the second quarter of 2004 compared with earnings of $0.30 per share for the second quarter of 2003.   Through the first six months of 2004, earnings per share were $0.78 compared with earnings of $0.82 per share in the first six months of 2003. The Earnings per share figures in 2004 reflect approximately 16% more shares outstanding due to the Company's public offering in the fourth quarter of 2003.

"We are pleased with our earnings results for the second quarter and first half of 2004" said Unitil Chairman, President and Chief Executive Officer Robert G. Schoenberger. "We have continued to improve our financial position while maintaining our strong focus on customer service and system reliability."

Total electric kilowatt-hour sales (kWh) increased 5.3% and 3.1% in the three and six months ended June 30, 2004, respectively, compared to the same periods in 2003. Total natural gas firm therm sales decreased 10.0% and 7.2% in the three and six months ended June 30, 2004, respectively, compared to the same periods in 2003. Gas sales were negatively impacted by milder weather in the first six months of 2004 compared to the same period in 2003.

Total sales margin (Revenues less Purchased Electric and Gas and Conservation & Load Management) was $15.5 million and $33.6 million in the three and six month periods ended June 30, 2004, reflecting increases of $0.4 million, or 2.6%, and $0.4 million, or 1.1%, respectively, as compared to the same periods in 2003. The increase in total sales margin reflects increased kWh unit sales partially offset by lower gas unit sales. In addition, revenues from nonregulated operations showed steady improvement, increasing by $82,000, or 32.5%, and $154,000, or 26.3% in the three and six month periods ended June 30, 2004, respectively, compared to the same periods in 2003.

Total Operation & Maintenance expenses increased $0.2 million, or 2.0%, in the first six months of 2004 compared to the same period in 2003. This increase reflects higher compensation and benefit expenses, partially offset by lower collection costs, bad debts expenses and other net utility operation and maintenance expenses.

Depreciation, Amortization, Taxes and Other increased $0.2 million, or 1.7%, in the first six months of 2004 compared to the same period in 2003. In the first six months of 2004, Interest Expense, net, decreased by $0.5 million as compared to the same period in 2003.

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power

Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers' preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

The following table details total kilowatt-hour (kWh) sales of electricity for the three and six months ended June 30, 2004 and 2003, by major customer class.

kWh Sales (000's)

	Three Months Ended June 30,			Six Months Ended June 30,		
	2004	2003	% Change	**2004**	2003	% Change
Residential	**145,851**	140,622	3.7%	**330,729**	322,507	2.5%
Commercial/Industrial	**269,751**	253,959	6.2%	**540,142**	522,499	3.4%
Total	**415,602**	394,581	5.3%	**870,871**	845,006	3.1%

Firm Therm Sales (000's)

	Three Months Ended June 30,			Six Months Ended June 30,		
	2004	2003	% Change	**2004**	2003	% Change
Residential	**2,244**	2,542	(11.7%)	**8,045**	8,670	(7.2%)
Commercial/Industrial	**2,141**	2,328	(8.0%)	**7,811**	8,417	(7.2%)
Total	**4,385**	4,870	(10.0%)	**15,856**	17,087	(7.2%)

Unitil Corporation

Selected Financial Information (Amounts In Thousands, except Shares and Per Share Data) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
Condensed Financial Data	2004	2003	2004	2003
Operating Revenues	$ 48,606	$ 49,624	$ 108,099	$ 114,431
Purchased Electric and Gas and Conservation & Load Management	33,074	34,487	74,464	81,147
Operation & Maintenance	5,725	5,592	11,690	11,456
Depreciation, Amortization, Taxes & Other	6,504	6,173	14,016	13,784
Operating Income	3,303	3,372	7,929	8,044
Interest Expense, Net	1,632	1,845	3,410	3,927
Other	67	51	109	102
Net Income	1,604	1,476	4,410	4,015
Preferred Dividends	58	58	117	118
Net Income Applicable to Common Stock	$ 1,546	$ 1,418	$ 4,293	$ 3,897

Earnings per Common Share

Net Income Applicable to Common Stock	$ .28	$ .30	$ .78	$ .82
Average Common Shares Outstanding	5,519,913	4,764,537	5,514,355	4,763,884

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-772-0775.